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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. 3)*

                         PhoneTel Technologies, Inc.
 ---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 71921H-10-9
 ---------------------------------------------------------------------------
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 30, 1995
 ---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  71921H-10-9                                       Page 2 of 9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,062,500
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,062,500



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,062,500


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%


14 TYPE OF REPORTING PERSON*

     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  71921H-10-9                                    Page 3 of  9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS


     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,062,500
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,062,500


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,062,500


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  71921H-10-9                                    Page 4 of  9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER


 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,062,500
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH


                  10 SHARED DISPOSITIVE POWER


                        1,062,500


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,062,500


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.7%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  71921H-10-9                                    Page 5 of  9 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


    J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES


                   7 SOLE VOTING POWER


 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              2,125,000
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH


                  10 SHARED DISPOSITIVE POWER

                        2,125,000


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,125,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%


14 TYPE OF REPORTING PERSON*

     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.


                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D



          This Amendment No. 3 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D, as previously amended and supplement (the "Schedule").

Item 3.   Source and Amount of Funds

          The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

          On November 1, 1995, Gabriel purchased 50,000 shares of Common Stock at an aggregate cost of $37,500 and Ariel Fund purchased 50,000 shares of Common Stock at an aggregate cost of $37,500 each using its own funds. In addition, in connection with the respective purchases of Common Stock, each of Gabriel and Ariel Fund were issued separate Warrants to purchase 36,650 shares of Common Stock.

Item 4.   Purpose of the Transaction

          The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

          All of the shares of Common Stock and Warrants were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

          The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

          (a) and (b) Gabriel is the beneficial and record owner of 400,000 shares of Common Stock and Warrants to purchase 662,500 shares of Common Stock, for a total beneficial ownership of 1,062,500 shares of Common Stock, or 6.7% of the outstanding shares of Common Stock.

          Ariel Fund is the beneficial and record owner of 400,000 shares of Common Stock and Warrants to purchase 662,500 shares of Common Stock, for a total beneficial ownership of 1,062,500 shares of Common Stock, or 6.7% of the outstanding shares of Common Stock.

          Ariel, as investment advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,062,500 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of such 1,062,500 shares of Common Stock, or 6.7% of the outstanding shares of Common Stock.

          As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,062,500 shares of Common Stock (assuming exercise of the Warrants) owned by Gabriel. In addition, as the president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,062,500 shares of Common Stock (assuming exercise of the Warrants) owned by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 2,125,000 shares of Common Stock, or 13.3% of the outstanding shares of Common Stock.

          The number of shares beneficially owned by each of the foregoing Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 14,541,114 outstanding shares of Common Stock of the Issuer on November 1, 1995, which information was supplied by the Issuer to the Reporting Persons, and does not take into account the shares of Common Stock issued to the Reporting Persons on that date or any of the Warrants issued to the Reprting Persons.

          The Warrants are exercisable for a period of ten years from issuance at an exercise price of $.95 per share of Common Stock. The Warrants and the Common Stock issuable in respect of the Warrants are, or will be, unregistered.

          (c) See Item 3. The purchase price per share of Common Stock was $.75 per share. The shares of Common Stock and the Warrants were purchased from the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information contained in Item 6 to the Schedule is hereby amended and supplemented as follows:

          In connection with the investments made by Ariel Fund and Gabriel as descibed in this Schedule as previously amended and supplemented, on October 30, 1995 the Issuer's Board of Directors adopted resolutions granting Ariel Fund and Gabriel anti-dilution rights in connection with certain future private financings of the Issuer.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              GABRIEL CAPITAL, L.P.

                              By: /s/ J. Ezra Merkin
                                 -------------------
                              Name: J. Ezra Merkin
                              Title: General Partner


                              ARIEL FUND LIMITED

                              By: MEESPIERSON MANAGMENT
                              (CAYMAN) LIMITED

                              By:  /s/ C. Anthony Mellin, Martin Byrne
                                   -----------------------------------
                              Name: C. Anthony Mellin, Martin Byrne
                              Title: Director, Assistant Secretary


                              ARIEL MANAGEMENT CORP.

                              By: /s/ J. Ezra Merkin
                                  ------------------
                              Name:  J. Ezra Merkin
                              Title: President


                              /s/ J. Ezra Merkin
                              ------------------
                              J. EZRA MERKIN


Dated: November 6, 1995